

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 13, 2016

Via E-mail
Daniel Meyers
Chief Executive Officer and
Chairman of the Board of Directors
The First Marblehead Corporation
One Cabot Road, Suite 200
Medford, MA 02155

> **Re: The First Marblehead Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 1, 2016**
> **File No. 001-31825**

Dear Mr. Meyers:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1.   We note your response to comment 1. We note that Mr. Meyers and Mr. Gelber will continue in their management roles and will be directors of the surviving entity; thus, please provide us further analysis of these affiliates being engaged in the transaction taking into account the aforementioned without regard as to whether Mr. Risley may choose to remove them as directors. In this respect, also address the increase in Mr. Gelber's (i) salary from $475,000 to $700,000 per year and (ii) bonus from a maximum of $237,500 (50% of his annual salary) to a maximum of $525,000 (75% of his annual salary), and whether these increases are reasonable and customary. Also with respect to Mr. Gelber's compensation, disclose, to the extent known, the size of the equity incentive package for which Mr. Gelber will be eligible; your response indicates that it will be less than 20%, but does not provide any upper limit or range. In this respect, we note that the Compliance and Disclosure Interpretation Question 201.06 that you cite in your response does not stand for the proposition that 20% is a bright line below which no percentage is likely to result in a conclusion that a going private transaction is being conducted.

Finally, please tell us whether Mr. Meyers and Mr. Risley communicated about the transaction between their initial conversation during the week of November 16, 2015 and the negotiation of Mr. Meyers's employment agreement, a point in time when the negotiation of the material terms of the merger agreement were completed.

You may contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Suzanne Murray, Esq.
        Joseph B. Conahan, Esq.